 Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

Investor Presentation https://noco - noco.com 20/04/2023 Copyright © noconoco Pte. Ltd. All Rights Reserved. 1

Disclaimer

1. **Confidentiality and Basis of Presentation**

   This Presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to an investment in connection with a potential business combination between NOCO-NOCO PTE. LTD., a Singapore private company limited by shares ("noco-noco") and Prime Number Acquisition I Corp. ("PNAC") via PNAC's acquisition entities that include Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands ("PubCo"), and related transactions (the "Potential Business Combination") and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of PNAC and noco-noco, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of an investment in connection with the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know and who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications by noco-noco, PNAC, or any of their advisors with other interested parties relating to the subject matter hereof.

   The information in this Presentation is highly confidential. The distribution of this Presentation by an authorized recipient to any other person is unauthorized. Any photocopying, disclosure, reproduction or alteration of the contents of this Presentation and any forwarding of a copy of this Presentation or any portion of this Presentation to any person is prohibited. The recipient of this Presentation shall keep this Presentation and its contents confidential and shall be required to return or destroy all copies of this Presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this Presentation, the recipient is deemed to agree to the foregoing confidentiality requirements.

   This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination, an investment in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. PubCo, PNAC and noco-noco reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

2. **Use of Data; Description of Key Partnerships**

   No representations or warranties, express or implied are given in, or in respect of, this Presentation, and no person may rely on the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will noco-noco or PNAC or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither PNAC nor noco-noco has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data's accuracy or completeness. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with PNAC, noco-noco or their respective representatives as investment, legal or tax advice. The Recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding this Presentation. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of noco-noco, PubCo or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of noco-noco, PubCo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. PubCo, PNAC and noco-noco assume no obligation to update the information in this Presentation.

   This Presentation contains descriptions of certain key business partnerships with noco-noco. These descriptions are based on noco-noco management team's discussions with such counterparties and the latest available information and estimates as of the date of this Presentation. In certain case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of this Presentation. Additional agreements with other key business partnerships may permit the counterparty to reduce or cancel any orders with noco-noco. As a result, the descriptions of key business partners of noco-noco are subject to change.

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Disclaimer

3. **Forward Looking Statements**
Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity (including without limitation noco-noco's ability to grow market share in its existing markets or any new markets it may enter, noco-noco's ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows, and noco-noco's ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition); (2) references with respect to the projected future financial performance of noco-noco (including without limitation noco-noco's success in monetizing its technologies); (3) changes in the market for noco-noco's services, and expansion plans and opportunities; (4) the projected technological developments of noco-noco (including without limitation noco-noco's continued access to certain licensed technologies and noco-noco's success in collaborating with its third party research and development partners), (5) anticipated short- and long-term customer benefits; (6) current and future potential commercial and customer relationships; and (7) the ability to manufacture efficiently at scale. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of noco-noco's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of noco-noco, PubCo and PNAC. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder, shareholders or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to noco-noco; noco-noco's ability to successfully and timely develop and expand its technology and products; competition (including without limitation in Singapore, Australia, and Papua New Guinea); noco-noco's ability to purchase sufficient supply of critical components incorporated into its product offerings; demand for noco-noco's current and future offerings; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents that are filed, or to be filed, by PNAC and PubCo with the U.S. Securities and Exchange Commission (the "SEC"). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PNAC, PubCo nor noco-noco presently know or that PNAC, PubCo and noco-noco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect PNAC's, PubCo's and noco-noco's expectations, plans or forecasts of future events and views as of the date of this Presentation. PNAC, PubCo and noco-noco anticipate that subsequent events and developments will cause their respective assessments to change. However, while PNAC, PubCo and noco-noco may elect to update these forward-looking statements at some point in the future, PNAC, PubCo and noco-noco specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of PubCo's, PNAC's and noco-noco's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

4. **Trademarks**
PNAC, PubCo and noco-noco own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with PubCo, PNAC or noco-noco, or an endorsement or sponsorship by or of PubCo, PNAC or noco-noco. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that PubCo, PNAC, noco-noco, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

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Disclaimer

5. **Financial Information**
The noco-noco financial information and data contained in this Presentation may include unaudited information and thus not conform to SEC requirements (including Regulation S-X). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement or prospectus to be filed by PubCo, PNAC or noco-noco with the SEC.

6. **Important Information for Investors and Stockholders**
The Potential Business Combination will be submitted to stockholders of PNAC for their consideration. PubCo, PNAC and noco-noco will prepare a registration statement on Form F-4 (the "Registration Statement") to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to PNAC's stockholders in connection with PNAC's solicitation for proxies for the vote by PNAC's shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to noco-noco's shareholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, PNAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Potential Business Combination. PNAC's stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PNAC's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about PubCo, PNAC, noco-noco and the Potential Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC, without charge, at the SEC's website located at www.sec.gov.

PNAC and noco-noco and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC's shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Business Combination of PNAC's directors and officers in the filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PNAC's shareholders in connection with the Potential Business Combination will be set forth in the proxy statement/prospectus for the Potential Business Combination. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

This Presentation is not a substitute for the registration statement or for any other document that PNAC may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov.
INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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5 Copyright © noconoco Pte. Ltd. All Rights Reserved. At the root of environmental problems Economic system of mass production and over consumption

Our Mission - Setting h igh s tandards for b atteries & e lectrification 1 2 3 4 Long lifespan With 1 st life (EV) & 2 nd life (ESS) & recycling Recharging using renewable energy (wind/solar power) Smart batteries to enable operational efficiency Carbon Credits to offset unavoidable emissions Copyright © noconoco Pte. Ltd. All Rights Reserved. 6

7 Copyright © noconoco Pte. Ltd. All Rights Reserved. Who We Are We are an early - stage decarbonization solutions provider , with the technology and IP to accelerate the global transformation to a carbon - neutral economy. Aim to offer EV leasing service to the commercial transportation industry. We generate carbon credits for offsetting unavoided emissions. Generation of carbon credits. Aim to provide leasing of ESS for renewable power plants, power - grid stabilisation and backup power. Batteries will be owned by noco - noco, to form a valuable smart battery infrastructure for processing data for optimising transportation & energy usage 1 2 3 4

8 Copyright © noconoco Pte. Ltd. All Rights Reserved. 0% 20% 40% 60% 80% 100% 120% 0 1000 2000 3000 4000 5000 6000 7000 Capacity Retention Cycle Number Our business model To fully leverage on the use of our superior long battery life, we employ an ownership/leasing model , with a circularity model of primary and secondary use . Benefits of Own ership & Leas ing model • Provides CAPEX (capital expenditure) - free battery for the user • Facilitates the Circularity model of 1 st / 2 nd life (EV to ESS) + Recycling • Our smart batteries , to be deployed over widespread locations - forming an intelligent data infrastructure ■： 3DOM Separator ●： Conventional separator Conventional Separator 2800 cycles 3DOM Separator 60%=6000 cycles primary use Secondary use secondary use Recycle Reuse ESS / Charging EV primary use Collaboration Partner’s Evaluation Results

9 Copyright © noconoco Pte. Ltd. All Rights Reserved. Redefining batteries as enablers of carbon neutrality We pride ourselves on being at the forefront of battery development, and based on our cumulative knowledge of batteries , we believe it is utterly necessary to redefine the role of batte ry in the global quest for carbon neutrality . To achieve Zero Carbon Operational Efficiency intelligent Battery Optimal deployment of vehicles • Fleet management • EV Sharing Less transport vehicles on the road Interconnectivity Society - wide efficiency DI DI Intelligent batteries for smart transportation The imminent future – EVs with batteries fitted with “IoT Devices” to achieve Optimization of battery usage and transportation vehicle usage

10 Copyright © noconoco Pte. Ltd. All Rights Reserved. Overview of Carbon Credits Business Market Size of Global Carbon Credit Trading Industry by Transaction Amount Projects contracted to date Papua New Guinea over 30 carbon abatement projects; Est~ 159 m tons PNG carbon credits Australia 6 carbon abatement projects; Est~ 1.4m ACCUs Existing Future Fiji Philippines Indonesia Business Model CO2 Sequestration Identify carbon credit generating crops and trees and implement best management practices to generate credit. Greenhouse Emitters Permitted sources including Australian Government and corporate institutions buy credit to meet regulatory requirements. Carbon Credits Acquires Sell Sell Sell Contract landowners noco - noco Australia noco - noco Singapore USD Billion 851.0 1,380.3 2,160.6 3,275.1 4,790.2 6,730.1 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2026E 2023E 2025E 2021 2022E 2024E * Source: Frost & Sullivan

11 Copyright © noconoco Pte. Ltd. All Rights Reserved. Where We Are Now - Entered into an MOU aiming to establish a joint venture in the Philippines for the purpose of carrying out a carbon - free bus leasing business to EV Dynamics’ existing clients and other new clients. Pursuant to the JV MOU, we will contribute 70% and Japan Dynamics (subsidiary of EV Dynamics) will contribute 30%, respectively, of the total initial investments to set up and operate the joint venture. - EV Dynamics and we are working together to seek a suitable local partner in the Philippines for setting up the joint venture Leasing and carbon projects in store Philippines project

Philippines Project

Accelerate electrification in the Philippines and towards a no-CO_2 future.

The Philippines faces particularly severe air pollution due, in part, to a heavy-emissions transport sector.

Philippines project

- Entered into an MOU with Assemblepoint aiming for a business alliance to promote the decarbonization of transportation in the Philippines.
- Incorporate Assemblepoint's EV development technology and the proprietary X-SEPA™ separator technology developed by 3DOM Alliance
- Through noco-noco's fleet decarbonization solution, the "Smart BUS" electric minibus bodies are to be provided to fleet operators on a lease basis and batteries provided through a circular subscription model, eliminating the need for upfront investment in those assets by fleet operators.
- The service will leverage the advantages of the X-SEPA™, designed to enhance lifespan, reliability, and heat resistance, to provide vehicles with batteries that are more sustainable and uniquely suited to the hot local environment.


©SBXデザインスケッチ

First targeting 15,000 vehicles

Battery service and carbon neutral leasing with the use of carbon credits.

Combining EV development technology and X-SEPA separator technology

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13 Copyright © noconoco Pte. Ltd. All Rights Reserved. Japan Project Kyushusanko Bus Japan project noco - noco Pte. Ltd. entered into a Memorandum of Understanding with the Kyushu Sanko Group (Kyushu Sanko Bus Co. Ltd., Sanko Bus Co. Ltd., and Kyushu Sanko Auto Service Co. Ltd.) and 3DOM Alliance Inc.’s group companies Binex Inc. and Freet Inc. The collaboration aims to make buses operated by the Kyushu Sanko Group progressively carbon - neutral and carbon - negative, through noco - noco’s fleet decarbonization solution utilizing long - life batteries equipped with the proprietary X - SEPA TM and bio - methanol fuel cells The Kyushu Sanko Group is one of the leading public transportation operators in the Kyushu region of Japan, serving community needs and seeking to better the local environment. noco - noco will provide the vehicle and battery/fuel cell assets to the transport operator through lease and subscription services.

14 Copyright © noconoco Pte. Ltd. All Rights Reserved. Projects Japan Thailand Philippines Singapore Indonesia Australia EV, ESS Project Carbon credit Targeted markets for Battery & Carbon credits India Market potential Papua New Guinea

Global Carbon - free Leasing Industry – E2W & E4W (electric 2&4 - wheeler) 15 • E2W manufacturers may source lithium - ion batteries from leasing companies to save costs and gain benefits like faster time - to - market and improved production efficiency. • This trend will boost the growth of the carbon - free leasing industry along with the E2W industry. • The global E4W industry is growing despite supply chain disruptions, thanks to advancements in lithium - ion technology. • Commercial E4Ws are driving this growth, as fleet management companies opt for leasing to reduce initial investment and improve return on capital. • As customers recognize the benefits of carbon - free leasing programs, including lower vehicle costs and environmental benefits, the carbon - free leasing industry is also set to grow exponentially. Market Size of Global E2W Industry by Sales Volume , 2021 - 2026E * Market Size of Global E4W Industry by Sales Volume, 2021 - 2026E * * Source: Frost & Sullivan

Global Carbon - free Leasing Industry – ESS 16 • ESS batteries are divided into two categories based on where energy is stored and its intended consumer: energy generation & transmission side and energy user side. • Currently, the energy generation side dominates the market with over 80% market share with 13.8GWh newly installed in 2021. • The energy generation/transmission side is expected to see significant growth, reaching 271.2GWh by 2026 with a CAGR of 75.4% from 2021, making up 91.2% of the total market share. • The ESS battery industry on the user side has two segments: residential and commercial/industrial (C&I). • In 2021, newly installed capacity for energy user ESS batteries reached 7.7GWh. It's expected to reach 239.2GWh by 2026, with a CAGR of 98.6% from 2021. • The carbon - free ESS battery leasing industry is still new, but with cost reductions by the cascade usage of EV batteries, it's set to grow alongside the ESS battery industry as a cheaper and more environmentally friendly option. * Source: Frost & Sullivan Market Size of Global ESS Battery Industry by Newly Installed Capacity on Energy Generation and Transmission Side, 2021 - 2026E * Market Size of Global ESS Battery Industry by Newly Installed Capacity on Energy User Side, 2021 - 2026E *

17 Copyright © noconoco Pte. Ltd. All Rights Reserved. Features of our Separator - Production Method

18 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our Future Battery Separator Technology Enabler of high C - rates (rate of charging/discharging) for new applications Multi - layer Separator successfully developed and tested on normal sized battery Increased C - rates (10C - 13C) • Enables high torque batteries for drones and sports cars • High C - rates without damaging or shortening lifespan of battery • Battery swap model may not be necessary if charging rate increases

LIB characteristics - Fast charging cycle evaluation

Comparative evaluation of cycle life of lithium-ion batteries equipped with :
High-porosity polyimide (PI) separator vs polyolefin-based general-purpose separators



100
90
80
70
60
50
Capacity retention / %
— Single layer PI separator
— Double layer PI separator
- Polyolefin-type general purpose separator
0
100
200
300
400
500
600
Cycle number / −

Cycle life performance
(5C-charging rate,1C discharging rate, 25 Celsius degree of NMC cathode/Graphite anode cells)

- The battery equipped with the X-SEPA™ was confirmed to have superior capacity retention from 30 to 200 cycles.
- The difference in capacity retention recovery between the separators suggests that the difference in the capacity retention is not due to an increase in resistance but to the difference in the depletion of mobile lithium ions. This suggests that there is a reduced occurrence of lithium deposition in the battery equipped with the X-SEPA™ compared to the polyolefin-based general-purpose separator.

Capacity retention recovery when charged and discharged at 0.2C after 500 cycles

High-porosity polyimide (PI) separator is better suited to rapid charging and is effective in extending charge-discharge cycle life performance.

* Source: Presentation at the 90th Annual Meeting of the Electrochemical Society of Japan held on March 27-29, 2023 at Sendai City, Japan

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LMB characteristics – Lifetime performance

Development of long life and reliable lithium metal batteries (LMB) enabled by a high porosity polyimide separator, and approach to their higher capacity



100
80
60
40
20
0
Capacity Retention / %
0
50
100
150
200
Cycle Number / -
High-porosity PI single layer separator

Capacity retention of the rechargeable lithium metal test cell that includes the high-porosity polyimide separator

95% capacity retention after 200 cycles

- This research applied a high-porosity polyimide separator to a rechargeable lithium metal battery and examined its effect on charge-discharge cycle and other battery characteristics.
- The charge-discharge cycle characteristics of the lithium metal battery exhibited a capacity retention rate of 95% even after 200 cycles

High-porosity polyimide separator contributes to cycle life performance with excellent charge-discharge reversibility for Lithium-Metal battery

* Source: Presentation at the 90th Annual Meeting of the Electrochemical Society of Japan held on March 27-29, 2023 at Sendai City, Japan

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21 Copyright © noconoco Pte. Ltd. All Rights Reserved. Management Director Teo Lai Wah Timothy Director Jean - François Minier Director Heizo Takenaka Mr . Takenaka is a retired politician and current Professor Emeritus at Keio University with a PhD in Economics . He previously served as Minister of State for various departments and holds several advisory and directorial positions . Mr . Teo is an experienced professional in risk management, having held senior positions in a top investment bank and other investment organizations . He currently serves as chairman of the Audit and Risk Committee of GuocoLand Ltd and as an independent director of several organizations, including School of the Arts and Pilgrim Asia Pte Ltd . CEO & Director Masataka Matsumura CFO Jupiter Tsui Extensive entrepreneurial experience in design and branding . He was the creative director of a design and fashion brand company and was previously the representative director and the president of a Japanese fashion brand . Mr . Matsumura graduated from the American Intercontinental University London . Jean - François has approximately 30 years of experience in finance and strategic advisory . He's held management positions at various financial institutions and currently serves as Regional Director, APAC at Audere International and an Independent Director of Denki Kogyo in Japan . Mr . Tsui is an experienced finance professional . He previously served as CFO of two companies, a hospitality service provider and a fintech company, and as the finance director of an online accommodation booking platform . He worked at a US - based multinational digital communications technology conglomerate for about 17 years, and worked at a top US banking institution before that . He holds a bachelor of science degree in agricultural and managerial economics from University of California, Davis and a master of business administration from San Francisco State University .

22 Copyright © noconoco Pte. Ltd. All Rights Reserved. Financial Statements NOCO - NOCO PTE. LTD BALANCE SHEETS (Amounts expressed in US dollars (“$”) except for numbers of shares) December 31, 2022 June 30, 2022 ASSETS Current assets 517,075 183,889 Non - current assets 320,423 55,532 Total assets $ 837,498 $ 239,421 LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY Current liabilities 1,877,603 1,024,244 Non - current liabilities 124,918 - Total liabilities $ 2,002,521 $ 1,024,244 Shareholders’ deficit Total shareholders’ deficit $ (1,165,023) $ (784,823) Total liabilities and shareholder’s deficit $ 837,498 $ 239,421 NOCO - NOCO PTE. LTD STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Amounts expressed in US dollars (“$”) except for numbers of shares) December 31, 2022 June 30, 2022 Operating expenses: Research and development - 137,412 Selling, general and administrative expenses 1,189,696 951,239 Total operating expenses 1,189,696 1,088,651 Total other income 35,046 11,828 Net loss $ 1,154,650 $ 1,076,823